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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. _________)*




                             NetScout Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock Par Value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   64115T 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




























SEC 1745 (10-88)


                                     Page 1
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CUSIP NO.  64115T 10 4                  13G                               PAGE 2

 1  NAME OF REPORTING PERSON   S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    TA/Advent VIII L.P.                                               04-3334380
    Advent Atlantic & Pacific III L.P.                                04-3299318
    TA Executives Fund LLC                                            04-3398534
    TA Investors LLC                                                  04-3395404
    TA Associates VIII LLC                                            04 3334378

 2  CHECK THE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/

                                                                         (b) / /

 3  SEC USE ONLY


 4  CITIZENSHIP OR PLACE OF ORGANIZATION

    TA/Advent VIII L.P.                                                 Delaware
    Advent Atlantic & Pacific III L.P.                                  Delaware
    TA Executives Fund LLC                                              Delaware
    TA Investors LLC                                                    Delaware
    TA Associates VIII                                                  Delaware

                     5          SOLE VOTING POWER

    NUMBER OF                   TA/Advent VIII L.P.                    3,798,950
                                Advent Atlantic & Pacific III L.P.       993,561
                                TA Executives Fund LLC                   100,680
      SHARES                    TA Investors LLC                         105,979
                                TA Associates VIII LLC                   121,262

                     6          SHARED VOTING POWER
   BENEFICIALLY                                                N/A

     OWNED BY
                     7          SOLE DISPOSITIVE POWER
       EACH
                                TA/Advent VIII L.P.                    3,798,950
    REPORTING                   Advent Atlantic & Pacific III L.P.       993,561
                                TA Executives Fund LLC                   100,680
                                TA Investors LLC                         105,979
                                TA Associates VIII LLC                   121,262

                     8          SHARED DISPOSITIVE POWER
       WITH                                                    N/A


 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    TA/Advent VIII L.P.                                                3,798,950
    Advent Atlantic & Pacific III L.P.                                   993,561
    TA Executives Fund LLC                                               100,680
    TA Investors LLC                                                     105,979
    TA Associates VIII LLC                                               121,262


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    TA/Advent VIII L.P.                                                   12.80%
    Advent Atlantic & Pacific III L.P.                                     3.35%
    TA Executives Fund LLC                                                 0.34%
    TA Investors LLC                                                       0.36%
    TA Associates VIII LLC                                                 0.41%

12  TYPE OF REPORTING PERSON

    Each entity is a Limited Partnership


                       SEE INSTRUCTION BEFORE FILLING OUT!
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ATTACHMENT TO FORM 13G                                                    PAGE 3

ITEM 1 (a)  NAME OF ISSUER: NetScout Systems, Inc.

ITEM 1 (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            4 Technology Park Drive
            Westford, MA  01886

ITEM 2 (a)  NAME OF PERSON FILING:
            TA/Advent VIII L.P.
            Advent Atlantic & Pacific III L.P.
            TA Executives Fund LLC
            TA Investors LLC.
            TA Associates VIII LLC

ITEM 2 (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:
            c/o TA Associates
            125 High Street, Suite 2500
            Boston, MA  02110

ITEM 2 (c)  CITIZENSHIP: Not Applicable

ITEM 2 (d)  TITLE AND CLASS OF SECURITIES: Common

ITEM 2 (e)  CUSIP NUMBER: 64115T 10 4

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1 (b) OR 13d-2 (b), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

ITEM 4      OWNERSHIP
ITEM 4 (a)   AMOUNT BENEFICIALLY OWNED:                             COMMON STOCK
                                                                    ------------
             TA/Advent VIII L.P.                                       3,798,950
             Advent Atlantic & Pacific III L.P.                          993,561
             TA Executives Fund LLC                                      100,680
             TA Investors LLC                                            105,979
             TA Associates VIII LLC                                      121,262

ITEM 4 (b)   PERCENT OF CLASS                                        PERCENTAGE
                                                                     ----------
             TA/Advent VIII L.P.                                         12.80%
             Advent Atlantic & Pacific III L.P                            3.35%
             TA Executives Fund LLC                                       0.34%
             TA Investors LLC                                             0.36%
             TA Associates VIII LLC                                       0.41%

ITEM 4 (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

             (I)    SOLE POWER TO VOTE OR DIRECT THE VOTE:         COMMON STOCK
             TA/Advent VIII L.P.                                      3,798,950
             Advent Atlantic & Pacific III L.P                          993,561
             TA Executives Fund LLC                                     100,680
             TA Investors LLC                                           105,979
             TA Associates VIII LLC                                     121,262

             (II)   SHARED POWER TO VOTE OR DIRECT THE VOTE:             N/A

             (III) SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION: COMMON STOCK
             TA/Advent VIII L.P.                                       3,798,950
             Advent Atlantic & Pacific III L.P                           993,561
             TA Executives Fund LLC                                      100,680
             TA Investors LLC                                            105,979
             TA Associates VIII LLC                                      121,262

              (IV)   SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION    N/A




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                                                                          PAGE 4

ITEM 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

             Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY THAT ACQUIRED . THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

             Not Applicable

ITEM 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

             This schedule 13G is filed pursuant to Rule 13d-1 (c). For the agreement of group members to a joint filing, see below.

ITEM 9       NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10      CERTIFICATION: Not Applicable

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       2/14/02
                                                -------------------------
                                                         Date

                                                /s/ Thomas P. Alber
                                                -------------------------
                                                       Signature

                                                 Chief Financial Officer
                                                -------------------------
                                                       Name/Title